

VIA FACSIMILE AND U.S. MAIL

February 4, 2010

Jack L. Stapleton
Chief Financial Officer
Alternative Energy Partners, Inc.
2400 E Commercial Boulevard, Suite 201
Fort Lauderdale, FL 33308

> **RE:** **Alternative Energy Partners, Inc.**
> **Form 10-K for the Year Ended July 31, 2009**
> **Form 10-Q for the Quarter Ended October 31, 2009**
> **File No. 333-154894**

Dear Mr. Stapleton:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<p style="text-align: center;">Form 10-Q for the Quarter Ended October 31, 2009</p>

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 4. Controls and Procedures, page 14

2. Please state your conclusion about the effectiveness of disclosure controls and procedures while providing the complete definition of disclosure controls and

procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

3. You disclose in your July 31, 2009 Form 10-K that your disclosure controls and procedures and your internal control over financial reporting were not effective. In addition, you indicated that you had material weaknesses due to the lack of an independent Audit Committee Chair, as well as a lack of segregation of duties, resulting from limited resources. You disclose on page 14 of your October 31, 2009 Form 10-Q that there were no changes in your internal control over financial reporting during the quarter ended October 31, 2009. As such, it is not clear how you concluded that your disclosure controls and procedures were effective at October 31, 2009. Please revise your disclosure accordingly.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief